# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity: Allied Gold Limited** | |
| **ABN: 86 104 855 067** | |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Anthony Carmel Lowrie |
| **Date of appointment** | 9 March 2005 |

**Part 1 - Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| |
|---|
| **Number & class of securities** |
| NIL |

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Number & class of Securities** |
|---|---|
| **Mellon Nominees (UK) Limited** | 740,000 |
| **Mellon Nominees (UK) Limited** | 895,460 |
| **(Mr Lowrie is the beneficial holder of the shares held in the above Nominee Companies)** | |

**Part 3 – Director's interests in contracts**

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | N/A |
| **Name of registered holder (if issued securities)** | N/A |
| **No. and class of securities to which interest relates** | N/A |